UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

CIM COMMERCIAL TRUST CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

125525105

(CUSIP Number)

David Thompson c/o CIM Group LLC

4700 Wilshire Boulevard

Los Angeles, California 90010

Telephone: (323) 860 - 4900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525105

1.	Names of Reporting Persons Richard Ressler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 10,219

	8.	Shared Voting Power 2,946,448 (1)

	9.	Sole Dispositive Power 10,219

	10.	Shared Dispositive Power 2,946,448 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,956,667 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 11 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Avraham Shemesh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,951,652 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,951,652 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,951,652 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 11 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Shaul Kuba

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,951,652 (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,951,652 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,951,652 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 11 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Service Provider, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 2,586,371

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,586,371

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,586,371

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Urban Sponsor, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 156,728

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 156,728

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,728

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Person With:	7.	Sole Voting Power 203,349

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 203,349

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,349

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) IA

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company (“CIM Manager”), and relates to the common stock, par value $0.001 per share (the “Common Shares”) of CIM Commercial Trust Corporation, a Maryland real estate investment trust (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (“Amendment No. 1”), Amendment No. 2 dated June 14, 2017 (“Amendment No. 2”), Amendment No. 3 dated December 20, 2017 (“Amendment No. 3”), Amendment No. 4, dated March 19, 2019 (“Amendment No. 4”), Amendment No. 5, dated August 13, 2019 (“Amendment No. 5”), Amendment No. 6, dated August 16, 2019 (“Amendment No. 6”), Amendment No. 7, dated August 27, 2019 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2019 (“Amendment No. 8”),  Amendment No. 9, dated October 16, 2019 (“Amendment No. 9”), and Amendment No. 10, dated November 13, 2019 (“Amendment No. 10” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.

This Amendment No. 11 to the Schedule 13D Filing (this “Amendment No. 11”) is being filed to reflect a change in the percentage beneficial ownership of the Common Shares of Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Capital, LLC as a result of the issuance of 203,349 Common Shares by the Issuer to CIM Capital, LLC on April 10, 2020 to satisfy the obligation of CIM Urban Partners, L.P., a wholly owned indirect subsidiary of the Issuer, to pay CIM Capital, LLC a management fee in respect of the first fiscal quarter of 2020 pursuant to the investment management agreement between CIM Capital, LLC and CIM Urban Partners, L.P.

Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 11 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.

Item 2.                                       Identity and Background

Item 2 of the Schedule 13D Filing is hereby amended and restated in its entirety as follows:

Richard Ressler, Avraham Shemesh, Shaul Kuba, CIM Service Provider, LLC, a Delaware limited liability company (“CIM Manager”), CIM Urban Sponsor, LLC, a California limited liability company, and CIM Capital, LLC, a California limited liability company, are referred to collectively as the “Reporting Persons.” The address of the principal office of each Reporting Person is 4700 Wilshire Boulevard, Los Angeles, California 90010.

CIM Manager, a wholly owned subsidiary of CIM Group, LLC (“CIM Group”), provides, or arranges for other service providers to provide, management and administration services to the Issuer and its subsidiaries pursuant to the terms of that certain Master Services Agreement, dated as of March 11, 2014, and that certain Service Agreement, dated as of August 7, 2014, as each may be amended or restated from time to time.

CIM Urban Sponsor, LLC, a wholly owned subsidiary of CIM Group, was formed for the purpose of investing in CIM Urban REIT, LLC, which formerly indirectly held, among other things, the Common Shares beneficially owned by CIM Urban Sponsor, LLC and Common Shares held on behalf of other investors.

CIM Capital, LLC, a wholly owned subsidiary of CIM Group and investment adviser registered with the SEC, provides certain asset management services to CIM Urban Partners, L.P. pursuant to the terms of that certain Investment Management Agreement, dated as of December 10, 2015, as amended and as may be further amended or restated from time to time (the “Investment Management Agreement”).

Each of Richard Ressler, Avraham Shemesh and Shaul Kuba is a citizen of the United States and is a control person of CIM Holdings, Inc., a California corporation (“CIM Holdings”), which is the sole managing member of CIM Group. CIM Group is a vertically-integrated owner and operator of real assets with multi-disciplinary expertise and in-house research, acquisition, credit analysis, development, finance, leasing, and onsite property management capabilities. The address of the principal office of each of CIM Holdings and CIM Group is 4700 Wilshire Boulevard, Los Angeles, California 90010.

Shaul Kuba has served as a director of the Issuer since March 2014. Mr. Kuba, Co-Founder and a Principal of CIM Group, L.P., has been an active real asset owner and operator for over 27 years. Since co-founding CIM Group, L.P. in 1994, Mr. Kuba has been an integral part of building CIM Group, L.P.’s platforms. As a Principal and Head of CIM Group, L.P.’s Development Group, he is actively involved in the development, redevelopment and repositioning of CIM Group, L.P.’s real estate assets. Additionally, Mr. Kuba is instrumental in sourcing new opportunities and establishing and maintaining relationships with national and regional retailers, hospitality brands and restaurateurs. He serves on CIM Group, L.P.’s Investment and Real Asset Management Committees and provides guidance on the diverse opportunities across CIM’s platforms. In addition, Mr. Kuba serves as Vice President of (a) CCO Group, LLC (“CCO Group”), an affiliate of CIM Group, and (b) management entities of programs sponsored by CCO Group.

Richard Ressler has served as a director of the Issuer since March 2014. Mr. Ressler is the founder and President of Orchard Capital Corporation (“Orchard Capital”), a firm through which Mr. Ressler oversees companies in which Orchard Capital or its affiliates invest. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM Group, Orchard First Source Asset Management, LLC, a full-service provider of capital and leveraged finance solutions to U.S. corporations (together with its controlled affiliates, “OFSAM”), and OCV Management, LLC, an investor, owner and operator of technology companies (“OCV”). Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest, including as chairman of J2 Global, Inc. and director of Presbia PLC. Mr. Ressler currently serves as the non-executive Chairman of J2 Global, Inc. In addition, Mr. Ressler serves in a variety of positions with (a) CCO Group, (b) certain programs sponsored by CCO Group and (c) management entities of programs sponsored by CCO Group, including as chief executive officer, president, director and/or vice present. Mr. Ressler co-founded CIM Group, L.P. in 1994 and, through an agreement with Orchard Capital, chairs its Executive, Investment, Allocation and Real Asset Management Committees and serves on its Credit Committee. Mr. Ressler chairs the executive committees of each of OFSAM and OCV.

Avraham Shemesh has served as a director of the Issuer since March 2014. Mr. Shemesh, Co-Founder and a Principal of CIM Group, L.P., has been an active real asset owner and operator for over 27 years. Since co-founding CIM Group, L.P. in 1994, Mr. Shemesh has been instrumental in building CIM Group, L.P.’s real estate, infrastructure and debt platforms. He serves on CIM Group, L.P.’s Investment and Real Asset Management Committees, providing guidance on the diverse opportunities available across CIM’s various platforms. Additionally, Mr. Shemesh is responsible for CIM Group’s and its affiliates’ long-time relationships with strategic institutions and oversees teams essential to acquisitions, portfolio management and internal and external communication. In addition, Mr. Shemesh serves in a variety of positions with (a) CCO Group, (b) certain programs sponsored by CCO Group and (c) management entities of programs sponsored by CCO Group, including as chief executive officer, president, director and/or treasurer.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                                       Purpose of Transaction

Item 4 of the Schedule 13D Filing is hereby amended and restated in its entirety as follows:

In lieu of $2,358,855 in cash payable by CIM Urban Partners, L.P. to CIM Capital, LLC under the Investment Management Agreement in respect of the first fiscal quarter of 2020, CIM Capital, LLC agreed to accept in consideration for its services 203,349 Common Shares, reflecting a price per share of $11.60, the closing price of the Common Shares on the Nasdaq Global Market as of April 9, 2020. Such shares were issued on April 10, 2020.

As permitted by law, the Reporting Persons may purchase additional Common Shares or related securities or may dispose of all or a portion of the Common Shares or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from CIM Group and its affiliates.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Messrs. Ressler, Shemesh and Kuba are members of the board of directors of the Issuer and, as such, may, from time to time, be involved in discussions which relate to one or more of such matters. Each of Messrs. Ressler, Shemesh and Kuba disclaims any obligation to report on any plan or proposal with respect to any of such matters that develops or occurs as a result of his role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5.                                       Interest in Securities of the Issuer

Items 5(a), (b) and (e) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:

(a)  Mr. Ressler may be deemed to beneficially own 2,956,667 Common Shares, or approximately 20.0% of the outstanding Common Shares. Mr. Shemesh may be deemed to beneficially own 2,951,652 Common Shares, or approximately 19.9% of the outstanding Common Shares. Mr. Kuba may be deemed to beneficially own 2,951,652 Common Shares, or approximately 19.9% of the outstanding Common Shares.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 2,586,371 Common Shares through the holdings of CIM Manager, 156,728 Common Shares through the holdings of CIM Urban Sponsor, LLC and 203,349 Common Shares through the holdings of CIM Capital, LLC. Mr. Ressler is the indirect beneficial owner of 10,219 Common Shares through the holdings of a wholly owned subsidiary of a trust formed by Mr. Ressler for the benefit of his family members for which he serves as trustee. Mr. Shemesh is the indirect beneficial owner of 5,204 Common Shares through the holdings of The Shemesh Family Trust, of which he was the grantor. Mr. Kuba is the indirect beneficial owner of 5,204 Common Shares through the holdings of The Kuba Family Trust, of which he was the grantor.

CIM Manager directly owns 2,586,371 Common Shares, or approximately 17.5% of the outstanding Common Shares. CIM Urban Sponsor, LLC directly owns 156,728 Common Shares, or approximately 1.1% of the outstanding Common Shares. CIM Capital, LLC directly owns 203,349 Common Shares, or approximately 1.4 % of the outstanding Common Shares.

Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 11 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

The information set forth in this Amendment No. 11 sets forth the beneficial ownership of the Reporting Persons as of April 14, 2020 and assumes there are 14,805,498 Common Shares outstanding as of such date, based on information provided by the Issuer.

(b)  Mr. Ressler has the sole power to vote and dispose of 10,219 Common Shares and the shared power to vote and dispose of 2,946,448 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 2,951,652 Common Shares. CIM Manager has the sole power to vote and dispose of 2,586,371 Common Shares. CIM Urban Sponsor, LLC has the sole power to vote and dispose of 156,728 Common Shares. CIM Capital, LLC has the sole power to vote and dispose of 203,349 Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 14, 2020

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM URBAN SPONSOR, LLC, a California limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM CAPITAL, LLC, a California limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President